FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012
Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 21, 2012

TRANSLATION

Autonomous City of Buenos Aires, March 21, 2012

To the
Buenos Aires Stock Exchange

Ref.: Financial Statements 12/31/2011
Distribution of profits proposal

Dear Sirs:

In order to fulfill the requirements of Article No. 62 subsection n) of the Buenos Aires Stock Exchange Trading Regulation, I inform you that the Board of Directors of the Company, at its meeting held on March 21, 2012, approved by majority to make the recommendation set forth below to the General Ordinary Shareholders’ Meeting that will evaluate the accounting documentation corresponding to Fiscal Year N° 35, ended December 31, 2011, concerning the distribution of profits:

(i) to transfer the 1,057 million pesos which is currently included in the line item ‘Reserve for future dividends’, which was not used, to ‘Unappropriated retained earnings’, which together with the earnings of the fiscal year, add up to a total amount of 6,353 million pesos; (ii) carry out a capital increase in the amount of 5,789 million pesos, which represents approximately 91.125% of such total; (iii) to assign the amount of 299 million pesos to meet the restriction imposed by the CNV regulation concerning the distribution of profits in connection with deferred negative earnings; and (iv) to assign the amount of 265 million pesos, which represents 5% of the fiscal year earnings, to partially meet the increase in the legal reserve which will be required when such capital increase is carried out.

Through this important capital increase, the Board of Directors proposes its shareholders to enter into a new commitment with the Company. This effort adequately responds to the situation in which the Company is developing its activities and projects and allows it to maintain the high level of investments and undertakings of the last few years.

In the same Board of Directors meeting, it was declared that the level of investments for the year 2012 will be approximately 14,000 / 15,000 million pesos.

Yours faithfully,

GUILLERMO REDA Market relations officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 21, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer